UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated December 21, 2005:    Crew Gold Corporation Completes 2nd Tranche of Bond Offering

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

FOR IMMEDIATE RELEASE

Crew Gold Corporation Completes 2nd Tranche of Bond Offering

LONDON, United Kingdom, (December 20, 2005) Crew Gold Corporation (TSX & OSE: CRU) announced that it has completed the second tranche of its previously announced private placement of bonds for gross proceeds of NOK 330 million (approximately CDN$57 million).  The bonds have an annual coupon of 6% per annum and are convertible at the option of the holder into common shares of Crew at NOK 11.00 (approximately CDN$1.90) per share.  On December 2, 2005, Crew issued the first tranche of the bonds for gross proceeds of NOK 990 million (approximately CDN$171 million).

THIS IS NOT AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES. THE DISTRIBUTION OF THIS PRESS RELEASE AND THE OFFER AND SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. ANY PERSONS READING THIS PRESS RELEASE SHOULD INFORM THEMSELVES OF AND OBSERVE ANY SUCH RESTRICTIONS.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. NO SECURITIES HAVE BEEN REGISTERED UNDER THE U.S SECURITIES ACT TO BE OFFERED FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED FOR SALE IN THE UNITED STATES ABSENT REGISTRATION UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS.

Jan Vestrum

President and CEO

For further information please contact Crew Gold Corporation at Abbey House, Wellington Way, Weybridge, Surrey UK KT13 OTT, Attention: Investor Relations, or by telephone: +44 19 32 26 87 55 or email: enquiries@crewgold.com